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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003026

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48609



SEC MAIL
PROCESSING
RECEIVED
FEB 27 2002
354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Government Perspectives, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Lafayette Circle, Suite 202
(No. and Street)

Lafayette, CA 94549
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Williams (925) 283-2456
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.
(Name — *if individual, state last, first, middle name*)

400 Montgomery Street, Suite 1040 San Francisco, CA 94104
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Government Perspectives, LLC, as of December 31, xx2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Member

Title

Notary Public


JACQUIE CASE
COMM. 1286931
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Expires Dec. 10, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

CONTENTS

SUPPLEMENTARY INFORMATION


SBP
&CO
CPA

SCOTT B. PRICE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Government Perspectives, LLC
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of Government Perspectives, LLC (A Limited Liability Company) as of December 31, 2001 and the related statements of income, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Perspectives, LLC (A Limited Liability Company) as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Scott B. Price & Company
Certified Public Accountants

February 12, 2002

400 MONTGOMERY STREET
SUITE 1040
SAN FRANCISCO
CALIFORNIA 94104
(415) 398-5900
FAX (415) 398-0385

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current assets	
Cash and cash equivalents	$ 514,670
Restricted cash	500,000
Commissions receivable	260,011
Other accounts receivable	10,200
Prepaid expenses	15,145
Total current assets	1,300,026
Fixed assets	
Furniture, fixtures and equipment	98,402
Leasehold improvements	43,542
	141,944
Less: accumulated depreciation and amortization	(86,818)
Fixed assets, net	55,126
Other assets	
Security deposit	3,733
Total other assets	3,733
	$ 1,358,885

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable	$ 178,560
Payroll taxes payable	2,282
Total liabilities	180,842
Member's equity	1,178,043
	$ 1,358,885

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

Revenue	
Commission revenue, net of clearance fees	$ 3,420,541
Treasury bill gains	37,106
Total revenue	3,457,647
Operating expenses	
Commissions	2,108,863
Salaries	527,765
Information services	82,388
Pension contributions	48,833
Rent	39,757
Professional fees	31,860
Travel	23,194
Dues and subscriptions	20,902
Depreciation and amortization	18,933
Payroll taxes	17,383
Telephone	14,800
Taxes and licenses	13,981
Meals and entertainment	8,675
Regulatory fees	6,944
Insurance and bonds	5,163
Office supplies and postage	5,094
Maintenance and repair	3,272
Storage	1,788
Donations	1,300
Miscellaneous	126
Total operating expenses	2,981,021
Operating income	476,626
Other expense	
Investment losses	1,008
Total other expense	1,008
Net income	$ 475,618

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

Beginning balance	$ 1,195,236
Net income	475,618
Distributions	(492,811)
Ending balance	$ 1,178,043

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 475,618
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	18,933
Change in assets and liabilities:	
(Increase)/decrease in assets:	
Commissions receivable	(18,896)
Prepaid expenses	2,572
Increase/(decrease) in liabilities:	
Accounts payable	28,514
Payroll taxes payable	437
Net cash provided by operating activities	507,178
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(3,599)
Net cash used for investing activities	(3,599)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(492,811)
Net cash used for financing activities	(492,811)
Net increase in cash and cash equivalents	10,768
Cash and cash equivalents at beginning of year	503,902
Cash and cash equivalents at end of year	$ 514,670

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ -

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

1 - THE COMPANY

The Company was formed on July 20, 1995 as a California limited liability company and will cease to exist on August 1, 2015 unless dissolved earlier by the member. The Company's primary activity is to conduct business as a general securities broker-dealer under a fully disclosed agreement with Fortis Investment Services, LLC. Under the Fortis clearing agreement, Fortis acts as principal in all transactions arranged by the Company. The Company solicits purchase and sales orders from Fortis authorized customers and earns revenue from the execution of the orders. These services are offered on an international basis from offices in California, New York and Washington.

On November 17, 1995 the Company became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15C of the Securities Exchange Act of 1934. On November 28, 1995 the Company was granted a broker-dealer certificate by the California Department of Corporations. On November 17, 1995, the Company became a member of the National Association of Securities Dealers, Inc. as a general securities broker-dealer.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any company obligations.

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The company has not experienced any losses in such accounts.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are valued at cost. Depreciation and amortization are being provided by use of the straight-line and accelerated methods over the estimated useful lives of the assets.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. Members are taxed individually on their share of the Company's earnings. Therefore, no provision or liability for taxes has been provided for in these financial statements.

3 - RESTRICTED CASH

Pursuant to the Fortis clearing agreement, the Company is required to have a collateral account having a market value of $500,000.

4 - RETIREMENT PLAN

The Company sponsors a money purchase Keogh plan in which 20% of eligible employees' compensation is contributed by the Company up to a maximum of $34,000. The 2001 pension contribution totaled $48,833 of which $5,056 was payable at December 31, 2001.

5 - LIQUID CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $1,104,039, which was $1,004,039 in excess of its required net capital of $100,000. The Company's net capital ratio was 6.1 to1.

6 - LEASE COMMITMENTS

The Company relocated in 2000 and entered into a five year lease commencing on November 1, 2000. Rent expense for 2001 was $39,757. Future minimum lease payments are as follows:

	Year ended December 31,
2002	$ 40,567
2003	42,181
2004	43,818
2005	37,729

7 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2001 include a U.S. Treasury bill carried at $899,076, including interest earned to date. This debt security has an original maturity date of January 24, 2002, and was purchased on October 24, 2001. It is classified as held to maturity.

SUPPLEMENTARY INFORMATION

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$ 1,178,043
Less nonallowable assets:	
Accounts receivable > 30 days	$ -
Prepaid expenses	15,145
Fixed assets, net	55,126
Other assets	3,733
	74,004
Net capital before haircuts on securities positions	1,104,039
Haircuts on securities	-
Net capital	$ 1,104,039

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 12,056
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above two amounts)	$ 100,000
Excess net capital	$ 1,004,039
Excess net capital at 1000%	$ 1,085,955

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$ 180,842
Percentage of aggregate indebtedness to net capital	16.38%

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

Not applicable

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF LIQUID CAPITAL
DECEMBER 31, 2001

Per original filing	$ 1,176,006
Audit adjustments;	
To adjust employee pension expense	(1,000)
To reverse clearing fees not realized	3,037
Per this filing	$ 1,178,043

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2001

An exemption from filing the SIPC Supplemental Report is claimed as SIPC has suspended assessments based on operating revenues

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2001



SCOTT B. PRICE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Government Perspectives, LLC
(A Limited Liability Company)

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Government Perspectives, LLC (A Limited Liability Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

400 MONTGOMERY STREET
SUITE 1040
SAN FRANCISCO
CALIFORNIA 94104
(415) 398-5900
FAX (415) 398-0385

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott B. Price & Company
Certified Public Accountants

San Francisco, California
February 12, 2002